UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)
Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

National Holdings Corporation

(Name of Subject Company)

National Holdings Corporation

(Name of Person Filing Statement)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Michael A. Mullen

Chief Executive Officer

National Holdings Corporation

200 Vesey Street, 25th Floor

New York, New York 10281

(212) 417-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew N. Goldman, Esq.

Jeff Stein, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center, 250 Greenwich Street

New York, New York 10007

(212) 230-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by National Holdings Corporation, a Delaware corporation (“National” or the “Company”), with the United States Securities and Exchange Commission on January 27, 2021, relating to the tender offer by B. Riley Principal Merger Corp. III, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of B. Riley Financial, Inc., a Delaware corporation (“Parent” or “BRF”), to purchase any and all shares of common stock, par value per share $0.02, that are issued and outstanding and that are not owned by Parent or its subsidiaries (the “Shares”), for $3.25 per Share to the holder of such Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated January 27, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on January 27, 2021.

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 14D-9.

As previously disclosed in Amendment No. 2 to Schedule 14D-9, two complaints were filed against National relating to the Transactions: Raul v. National Holdings Corporation, Case No. 1:21-cv-01103 (S.D.N.Y.) (the “Raul Complaint”) and Johnson v. National Holdings Corporation, Case No. 1:21-cv-00176-UNA (D. Del.) (the “Johnson Complaint”). The Raul Complaint and the Johnson Complaint allege that the Schedule 14D-9 omitted material information in violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act (and, in the case of the Raul Complaint, Rule 14d-9 issued thereunder), rendering the Schedule 14D-9 false and misleading. National also received a demand letter from a purported stockholder on February 9, 2021 requesting that National provide certain corrective disclosures (the “Demand Letter”).

In addition, on February 17, 2021, two more complaints were filed against National relating to the Transaction: Gallo v. National Holdings Corporation, Case No. 1:21-cv-01372 (S.D.N.Y.) (the “Gallo Complaint”) and Ciccotelli v. National Holdings Corporation, Case No. 2:21-cv-00720 (E.D. Pa.) (the “Ciccotelli Complaint”). As in the Raul Complaint and the Johnson Complaint, the Gallo Complaint and the Ciccotelli Complaint allege that the Schedule 14D-9 omitted material information in violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act, and Rule 14d-9 issued thereunder, rendering the Schedule 14D-9 false and misleading.

While National believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, to moot plaintiffs’ disclosure claims, to avoid nuisance, potential expense and delay and to provide additional information to the holders of Shares, National has determined to voluntarily supplement the Schedule 14D-9 with the below disclosures.

Nothing in this Amendment No. 3 shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, National denies all allegations in the Raul Complaint, the Johnson Complaint, the Gallo Complaint, the Ciccotelli Complaint and the Demand Letter that any additional disclosures were or are required.

Item 4. The Solicitation Or Recommendation

The following sentence is added to the end of the first paragraph under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger” on page 12 of the Schedule 14D-9:

“Neither the Standstill Agreement, nor any other agreement entered into by National with BRF or any third party, contains any provision that would prevent BRF or a third party from making a public or private request to National to waive the terms of any standstill restriction, known as a “don’t ask, don’t waive” provision.”

The following underlined text is added to the third paragraph on page 19 of the Schedule 14D-9:

“On June 18, 2020, representatives of KBW had a call with management to discuss National’s business and financial performance. Later that day, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee and KBW discussed the June 17 Management Projections, which the Special Committee received prior to the meeting. The Special Committee considered various factors, including National’s historical performance and the prospects and risks of National as currently operated. Following discussion, the Special Committee determined that the June 17 Management Projections relied on assumptions that were even more aggressive than the June 4 Management Projections and instructed KBW to prepare illustrative projections with various other assumptions for fiscal years 2021 through 2026 for the Special Committee to review. The Special Committee then discussed the potential response to Mr. Riley’s June 16 email to the members of the Special Committee. Following discussion, the Special Committee agreed that Mr. Gary and Mr. Hume would speak with Mr. Riley. Following the Special Committee meeting, Mr. Gary sent an email to Mr. Riley to explain that the delay in the process was caused by other potential bidders being involved in the process. After receiving the email from Mr. Gary, Mr. Riley called Mr. Mullen to inquire about other potential bidders involved in the process. Mr. Mullen informed Mr. Riley that he was involved in preparing a bid with the Consortium. On the same day, Mr. Riley sent to KBW responses to questions sent by KBW on June 14, 2020. KBW promptly shared such responses with the Special Committee and Skadden.”

The following underlined text is added to the last paragraph on page 25 of the Schedule 14D-9:

“On July 20, 2020, the Special Committee held a meeting with representatives of KBW and Skadden in attendance. The Special Committee discussed KBW’s and Skadden’s recent communications with Mr. Riley and S&C, respectively. The Special Committee then discussed the July 14 Consortium Response. The Special Committee noted that the Consortium’s plan for financing and executing the proposed transaction remained vague and speculative, and it was highly likely that its proposed transaction could not be completed given that BRF indicated it would not sell its ownership interest in National. With respect to the Consortium’s lack of a financing plan, the Special Committee discussed whether the Consortium should be permitted to discuss financing with banking institutions and considered various factors, including the risk that the July 5 Consortium Proposal could be leaked and cause disruption to National’s business; the likelihood that the Consortium could not obtain a satisfactory financing commitment in light of the significant risks of its proposed transaction; and the likelihood that, in any event, its proposed transaction could not be completed because BRF would not sell its ownership interest. Following discussion, the Special Committee agreed that the Consortium should not be permitted to engage with banking institutions, and that the Special Committee should continue to focus on obtaining an improved offer from BRF. The Special Committee also received an update from KBW that INTL had made no further contact with KBW. Throughout the remainder of the process, INTL never reached out to KBW regarding the transaction again. Ms. Creagh, who was not present at the meeting, received a report of the meeting from Skadden and agreed with the Special Committee’s decisions at this meeting.”

The following stricken text is removed from the second paragraph on page 30 of the Schedule 14D-9 and replaced with the following underlined text:

“On September 18, 2020, at the Special Committee’s direction, representatives of Skadden and S&C spoke. A representative of S&C described to Skadden the discussion between Mr. Riley and Mr. Mullen on September 16, which led Mr. Riley to consider renewing the July 24 Riley Proposal. Representatives of Skadden asked questions about the relationship between BRF and Mr. Asher and, having previously learned from KBW that Mr. Riley ~~had realized~~ likely knew that the competing bidder was the Consortium, informed S&C that the Special Committee was in the process of evaluating a potential transaction with the Consortium, which offered to purchase all outstanding Shares for $3.25 per Share. The representative of S&C stated that Mr. Riley desired a speedy process and might lose interest in pursuing a transaction with the lapse of time.”

The following underlined text is added to the first paragraph on page 35 of the Schedule 14D-9:

“On the same day, after the National Board meeting, Mr. Riley and Mr. Mullen had a discussion regarding senior management’s compensation. During the discussion, Mr. Mullen requested that in the event BRF were to complete the tender offer, BRF would ensure that National reimburse legal fees that Mr. Mullen had previously incurred (in the amount of $784,000) and might incur in the future in connection with a previously received SEC subpoena, which the National Board had not agreed to cause National to pay. Mr. Riley stated that he believed that Mr. Mullen was entitled to reimbursement of these expenses as an officer of National and that BRF would agree to his request (the “Indemnification Agreement”). Subsequently, Mr. Mullen informed several directors, which included all members of the Special Committee, of this understanding.”

The following underlined text is added to the last paragraph on page 50 of the Schedule 14D-9:

“KBW performed a discounted cash flow analysis to estimate ranges for the implied equity value of National. In this analysis, KBW used the Updated Special Committee Case projections, as elsewhere described in a separate section under the heading “—Certain Prospective Financial Information,” and KBW assumed discount rates ranging from 19.2% to 23.2%, which discount rates were selected taking into account a capital asset pricing model implied cost of capital calculation. A range of values was determined by adding (i) the present value of the estimated excess cash flows that National could generate over the 5.5-year period from April 1, 2021 to September 30, 2026 as a standalone company and (ii) the present value of implied terminal values of National at the end of such period. In calculating implied terminal values for National, KBW applied a range of 5.0x to 10.0x to National’s estimated fiscal year ending September 30, 2027 earnings. KBW noted that 8.0x was the average price-to-calendar year 2021 estimated EPS multiple of the selected companies from the “Selected Companies Analysis.” This discounted cash flow analysis resulted in a range of implied values per share of the Shares of approximately $1.03 to $2.12 per share. KBW then applied the illustrative pro forma adjustment attributable to the securities position held by National’s Private Shares business in Palantir of $0.53 to the foregoing range of the implied value per share of the Shares, which indicated a range of implied values per share of the Shares of approximately $1.56 to $2.65 per share.”

The following paragraph is added immediately following the first paragraph under the heading “The Solicitation or Recommendation—Certain Prospective Financial Information” on page 51 of the Schedule 14D-9:

“Financial measures provided to a financial advisor for the purpose of rendering an opinion that is materially related to a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of the financial measures included in the Projections which have been provided to KBW for purposes of preparing its financial analyses and opinion.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2021

National Holdings Corporation

By:	/s/ Michael A. Mullen
Michael A. Mullen
Chief Executive Officer (Principal Executive Officer)